EXHIBIT 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual audited consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the year ended December 31, 2021, and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and the most recent annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as of March 2, 2022, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”) unless otherwise noted. References may be made to the Brazilian real (“BRL”), Mexican peso (“MXN”), Australian dollar (“AUD”) and Canadian dollar (“CAD”).

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-Generally Accepted Accounting Principles (“non-GAAP”) measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results. As these non-GAAP measures do not have standardized meanings under IFRS, they may not be directly comparable to similarly titled measures used by others. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Some tables and summaries contained in this MD&A may not sum exactly due to rounding.

PROFILE

Great Panther is a growth-oriented precious metals producer focused on the Americas and is listed on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American trading under the symbol GPL. The Company has three wholly-owned mining operations. The Tucano gold mine (“Tucano”) produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine, the San Ignacio mine and the Cata processing plant. The Company placed the GMC on care and maintenance (Guanajuato and Cata processing plant in November 2021 and the San Ignacio mine in early January 2022) while awaiting permits to extend the tailings facility or find other alternatives to maximize the value of GMC.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance, and the Company is exploring its options for Coricancha.

The Company also owns several exploration properties, including: El Horcón, Santa Rosa, and Plomo in Mexico. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

SUMMARY OF RESULTS FISCAL 2021

		Q4 2021	Q4 2020	2021	2020
Consolidated production
Gold produced	Oz	20,850	33,703	87,054	133,031
Silver produced	Oz	227,084	225,477	1,201,822	1,118,098
Gold equivalent ounces (“Au eq oz”) produced[1]	Oz	24,284	36,997	105,006	150,051
Cost metrics
Cash costs per gold ounce sold[2]	$/oz	$1,637	$905	$1,440	$833
All-in sustaining costs (“AISC”) per gold ounce sold, excluding corporate G&A expenditures[2]	$/oz	$2,216	$1,248	$2,029	$1,228
AISC per gold ounce sold[2]	$/oz	$2,358	$1,318	$2,201	$1,328
Consolidated sales
Gold	Oz	20,306	33,374	86,534	132,436
Silver	Oz	257,070	221,966	1,151,292	1,096,507
Au eq oz sold[1]	Oz	24,047	36,549	103,166	148,579
Average realized gold price[3]	$/oz	$1,785	$1,884	$1,784	$1,785
Average realized silver price[3]	$/oz	$21.74	$25.06	$24.55	$21.28
Profit and loss
Revenue	$000s	$42,660	$66,708	$185,678	$260,805
Mine operating earnings before non-cash items[2]	$000s	$2,996	$32,433	$29,794	$124,508
Mine operating earnings (loss)	$000s	$(4,160)	$22,144	$(882)	$83,867
Net income (loss)	$000s	$(13,805)	$13,611	$(42,241)	$334
Balance sheet
Cash and cash equivalents	$000s	$47,692	$63,396	$47,692	$63,396
Borrowings	$000s	$48,943	$33,398	$48,943	$33,398
Net working capital	$000s	$203	$31,396	$203	$31,396
Cash flows
Net cash flows from operating activities	$000s	$(1,561)	$17,972	$(686)	$68,889
Net cash flows from operating activities before changes in non-cash working capital	$000s	$(5,364)	$17,803	$(7,702)	$69,045

2021 compared with 2020

Geotechnical issues resulting from wall stability issues in the Urucum Central South (“UCS”) open pit and operational issues at Tucano resulting from contractor performance led to lower production and higher costs in 2021 compared with 2020. The average realized gold price for 2021 was $1,784 per ounce compared with $1,785 per ounce in 2020 and gold sales for 2021 decreased by 45,902 ounces, or 35%, compared with 2020. Mining in the UCS pit was ramped down in the fourth quarter. The additional pushback necessary to fully resume mining will be suspended to mid-2022 following the rainy season so that it can be completed in a safe and cost-effective manner. Most of the remaining gold production from the UCS pit is planned for 2023. The mill feed during 2021 has been supplemented by the processing of low-grade stockpile ore and lower grade material from Urucum North (“URN”) open pit. Overall lower plant feed grade resulted in lower gold recoveries and cash costs and AISC per gold ounce sold increased by 72% and 65%, respectively, as a result.

1.	Gold equivalent ounces are referred to throughout this document. For 2021, Au eq oz were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.00049 and 1:0.00057 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Au eq oz for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.00064 and 1:0.00076 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.
2.	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, AISC per payable silver ounce, and mine operating earnings before non-cash items and free cash flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
3.	Average realized gold and silver prices are prior to smelting and refining charges.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

A contract was signed in January 2022, with a new open pit mining contractor for Tucano to operate in parallel with the existing contractor. Mobilization of the new mining contractor has already begun and will continue until May 2022. The new contractor is a Brazilian company using a new mining fleet, which the Company believes will contribute to an improvement in overall mine performance.

Silver sales increased by 54,785 payable silver ounces, or 5%, compared with 2020 due primarily to production and sales in 2020 being impacted by government mandated shutdowns in April and May to mitigate the spread of the coronavirus respiratory disease and any variant thereof (“COVID-19”) and the voluntary suspension of operations in Mexico for five weeks in Q4 2020 to mitigate the spread of COVID-19.

Cash costs per gold ounce sold for 2021 were $1,440, a 73% increase compared with $833 in 2020. The $607 per ounce increase in cash costs is primarily due to the impact of lower grades and recoveries resulting in an increase in cost per gold ounce sold of $516. Additionally, the Company ceased the capitalization of mining costs for the Urucum open pits effective July 1, 2021. As a result, cash cost per gold ounce sold increased by $54 and deferred stripping decreased. The remaining variance is due to the changes in by-product revenue, fluctuation in the MXP and BRL and other cost increases.

AISC per gold ounce sold excluding corporate general and administrative (“G&A”) expenditures for 2021 was $2,029, a 65% increase compared with 2020. In addition to the increase in cash costs discussed above ($607 per ounce), lower gold sales in the period lead to higher stripping cost per ounce, which increased AISC by $103 per ounce. The remaining variance is due to increases in various other costs.

Net loss for 2021 was $42.2 million compared with a net income of $0.3 million in 2020.

On December 31, 2021, cash and cash equivalents were $47.7 million compared with $63.4 million on December 31, 2020. Cash flow from operating activities before changes in non-cash working capital for 2021 was negative $7.7 million compared with $69.0 million for 2020. During 2021, the Company had an increase in borrowings of $15.5 million compared with a decrease in borrowings of $8.8 million in 2020. In addition, during 2021, the Company completed a bought deal share issuance for net proceeds of $21.4 million and issuance of shares through the ATM Facility of $0.1 million.

Q4 2021 compared with Q4 2020

Gold production at Tucano for Q4 2021 was 19,330 ounces compared with 32,017 ounces for Q4 2020. The decrease in gold production during the quarter was primarily attributed to lower gold grade resulting from higher consumption of the low-grade stockpile and marginal ore as noted above. Overall lower plant feed grade resulted in lower gold recoveries.

For Q4 2021, gold ounces sold were 20,306 ounces compared with 33,374 for Q4 2020. Silver sales increased by 35,105 payable silver ounces, or 16%, compared with Q4 2020. Silver production from the Company’s two mines in Mexico was lower in Q4 2020 as plant throughput at Topia was affected by a voluntary five-week suspension related to the COVID-19 pandemic.

Cash costs per gold ounce sold for Q4 2021 were $1,637, an 81% increase compared with $905 in Q4 2020. The $732 per ounce increase in cash costs is primarily due to the impact of lower grades and recoveries resulting in an increase in cost per gold ounce sold of $639, and the increase in production costs of $193 per ounce sold. These factors were partly offset by higher by-product revenue per gold ounce sold of $157. The remaining variance is due to the fluctuation in the MXP and BRL and other cost increases.

AISC per gold ounce sold excluding corporate G&A expenditures for Q4 2021 was $2,216, a 78% increase compared with Q4 2020. In addition to the increase in cash costs discussed above ($732 per ounce), stripping costs has increased by $91 per ounce sold and higher sustaining capital ($62 per ounce sold). The remaining variance is due to increases in other costs.

Mine operating earnings decreased $26.3 million since the same period in 2020. Net loss for Q4 2021 was $13.8 million compared with net income of $13.6 million for the same period in 2020.

On December 31, 2021, cash and cash equivalents were $47.7 million compared with $63.4 million on December 31, 2020. Cash flow from operating activities before changes in non-cash working capital for Q4 2021 was negative $5.4 million compared with $17.8 million for Q4 2020. During Q4 2021, the Company had net proceeds from the lead concentrate prepayment facility with Samsung of $4.9 million and net cash proceeds from other borrowings of $0.2 million. In addition, during Q4 2021, the Company completed a bought deal share issuance for net proceeds of $21.4 million and issuance of shares through the ATM Facility of $0.1 million.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

2021 SIGNIFICANT EVENTS

Great Panther announced management changes in June 2021, including the appointment of Sandra Daycock as Chief Financial Officer (“CFO”), following the departure of the Company’s former CFO in March 2021, and the appointment of Fernando A. Cornejo as Chief Operating Officer (“COO”) following the retirement of Neil Hepworth, the Company’s former COO. Ms. Daycock brings over 20 years of financial management and capital markets experience in a commodity setting. Mr. Cornejo brings close to 20 years of experience in senior management roles in the mining industry.

On December 28, 2021, the Company announced the resignation of David Garofalo as director and Chair of the Board of Directors, effective immediately, in order to focus on other business commitments. Alan Hair, independent director of Great Panther, was appointed as the new Chair of the Company. Mr. Hair is a mineral engineer and senior executive with nearly 40 years of experience in the mining and metals industry. Mr. Hair is the former President and CEO, and previously COO, of Hudbay Minerals Inc. Mr. Hair holds a Bachelor of Science in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors. He is a director of Bear Creek Mining Corporation and Gold Royalty Corp. Effective February 25, 2022, in addition to his role as Chair, Mr. Hair was appointed Interim CEO of the Company on the resignation of Mr. Rob Henderson from the role of President and CEO and as Director of the Board, for personal reasons. A transition plan to the appointment of a permanent CEO will be developed in due course.

Tucano Gold Mine

UCS Geotechnical

On May 25, 2021, the Company reported that wall movement had been detected in the west wall of the south-central portion of the UCS open pit at Tucano. Heavy rainfall, well above the seasonal average, triggered higher phreatic levels in the west wall, impacting slope stability. The Company temporarily halted mining activities in the UCS open pit to ensure workers' health and safety. During the temporary stoppage of the UCS pit, the mill continued to receive ore from the URN open pit and stockpiles.

Mining in the UCS open pit resumed on July 14, 2021, after initial pushback activities were completed and measurements were showing a considerable reduction of movement. On October 18, 2021, the Company reported that Tucano’s geotechnical committee had advised that additional remediation work be completed in the UCS open pit to improve stability as increased movement in the west wall had been detected. As safety and the wellbeing of workers is the Company’s primary concern, mining of ore from UCS was temporarily suspended. The additional pushback necessary will be suspended to mid-2022 following the rainy season so that it can be completed in a safe and cost-effective manner.  Most of the remaining gold production from the UCS pit is planned for 2023.

Notices of Infraction

On December 30, 2021, the Company announced that it intended to file a defense to three Notices of Infraction (the “Notices”) that were delivered by the Amapá State Environmental Agency (“SEMA”) to Mina Tucano Ltda. (“Mina Tucano”), on December 21, 2021. The Notices were issued in connection with the SEMA’s investigation of a fish mortality event at Areia and Silvestre Creeks, and its assertion that the incident was caused by a leak in a reclaimed water pipe at the Mina Tucano mine site. The Notices impose aggregate fines of BRL 50 million (approximately $9.0 million at December 31, 2021).

The Company has filed its defense applying for the cancellation of the infraction notices issued by the Agency and has not paid the fines while its defense is being heard. Preliminary water quality assaying and fish toxicology results, point to the absence of a causal link between the activities of the Tucano mine and the Event. The Company has been working collaboratively with authorities, providing access to all necessary information. Furthermore, the Company reinforces its commitment to the local community and the state of Amapá and has supported the local authorities in their assistance efforts.

Tucano Exploration and Mineral Reserve and Resource Updates

In February 2021, evaluation of high potential exploration corridors through regional soil sampling programs was initiated and the year completed with 711 line km of cut sample lines. In Q4 2021, to aid with the integration of the interpretations of the soil geochemistry with regional aerogeophysics surveys, (magnetics, radiometrics and electromagnetics) ground magnetics is being run along the soil lines. By the end of the year, the Saraminda, Mutum and Lona Amarela grids had been covered. Initial results at Mutum show a correlation between the main magnetic structures and geochemical anomalies. Results are still being received but initial data compilation shows an important and continuous 12 km long anomalous structural trend between Mutum and Joseph.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

In 2022 key objectives are: a) complete the current phase of the 11,000-metre resource conversion program at URN UG; b) define opportunities within the Mine Sequence for incremental increases in the 2022 production profile; and c) prioritize drill targets resulting from the regional exploration undertaken in 2021 with drilling in H2.

Along the 7 km-long Tucano Mine Sequence, 32,708 metres of drilling were carried out with 10,287 metres in Q4 2021. Exploration drilling focused on resource conversion and extension of the Urucum North Underground project, (“URN UG”). The current Resource Conversion program is expected to be completed in April 2022. Diamond drilling in Q4 2021 was also carried out to test the extension of the open pit zone at URN, and TAP AB (Urso and Torres). Reverse Circulation (“RC”) drilling focused on testing shallow occurrences and targets extensions at Torres, Urso, TAP C and URN producing 3,680 metres in Q4 2021 with one rig. On July 31st a 2021 Mineral Resource and Mineral Reserve estimate was commenced. This will be released in March/April 2022 on completion of mine scheduling for Tucano.

RAB drilling (Rotary Air Blast drill) is used to test shallow targets. It is fast, flexible and low cost, suitable for delineating mineralization above 20-metres depth. It was used on the Near Mine targets (Saraminda), and along the Mine Sequence (resource definition drilling), for testing colluvial zones or soil anomalies. In 2021, 6,457 metres were drilled with 1,515 metres in Q4 2021.

In the regional programs, 4,533 metres of auger drilling, 2,476 metres in Q4 2021, were conducted at Saraminda during the year. This program was completed in mid-February 2022 and geochemistry results are awaited.

In November, a DD was mobilized to the southern end of the 12 km Mutum-Joseph trend identified above, where access and permitting are in place. 472 metres were drilled in three drill holes. The drilling intercepted a mineralized structure showing alteration and sulfidation similar to that observed in Tucano. While gold only showed elevated background values, the results demonstrate the high potential of the structural trend, emphasizing that only a 300-metre portion of the prospective 12 km trend could be tested. Tucano is in discussions with the State and Environmental authorities to resolve the permit delays and is evaluating a definitive drilling solution to minimize environmental impact and provide greater flexibility.

Gold Doré and Concentrate Prepayment Agreements

On September 21, 2021, the Company announced that it has entered into a $20.0 million gold doré prepayment agreement (the "Doré Agreement") with Asahi Refining Canada Ltd. ("Asahi"), a wholly owned subsidiary of Asahi Holdings, Inc., as well as a $5.0 million lead concentrate prepayment agreement (the "Concentrate Agreement") with Samsung C&T U.K. Ltd. ("Samsung"), a wholly owned subsidiary of Samsung C&T Corporation.

Under the Doré Agreement, Asahi has advanced a $20.0 million prepayment (the "Asahi Advance") to Great Panther in consideration for the equivalent value in gold ("the Prepaid Doré"), to be delivered over a 12-month period in installments of equal value commencing in April 2022. The Prepaid Doré will be sold at a 0.5% discount to the spot price of gold at the time of delivery and will be used to offset repayments of the Asahi Advance. The Asahi Advance will bear interest at an annual rate of 1-month USD LIBOR plus 4.75% and is secured by a pledge of all equity interests in Great Panther's Brazilian subsidiary, Mina Tucano Ltda, which owns Tucano. Great Panther has a full option for early repayment of the Asahi Advance, subject to a 3% penalty applied to the outstanding balance at the time of repayment. The Doré Agreement also provides exclusivity on refining and gold sales for 100% of the remaining production of Tucano during the term of the agreement.

Under the Concentrate Agreement, Samsung has advanced a $5.0 million prepayment (the "Samsung Advance") to Great Panther's Mexican subsidiary, Minera Mexicana El Rosario S.A. de C.V. ("MMR") in consideration for exclusive offtake of the lead concentrate production from Topia up to a maximum contract quantity of 5,400 DMT representing approximately 21 months of production from the mine. The Concentrate Agreement also gives Samsung a right of first offer on an additional 12 months of concentrate. The Samsung Advance will be repaid in 12 equal monthly instalments commencing in April 2022. It bears interest at an annual rate of 3-month USD LIBOR plus 6.5% and is secured by a pledge of all equity interests in MMR. MMR has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance.

The remaining balance of $3.2 million on the Company's existing gold doré agreement with Samsung was repaid in full and cancelled and the pledge of shares to Samsung of the Company's shares in Mina Tucano Ltda was released. Samsung's right of offer for concentrates produced from the Company's Coricancha Mine project in certain circumstances remains in effect.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

At-The-Market Offering

On October 15, 2021, the Company entered into an At-the-Market Offering Agreement (the “ATM Agreement”) dated October 15, 2021, with H.C. Wainwright & Co., LLC, pursuant to which the Company may issue up to $25.0 million at prevailing market prices during the term of the ATM Agreement (the “ATM Facility”). The ATM Facility replaces the Company’s prior $25.0 million “at-the-market” facility, which expired on August 3, 2021. The company raised $0.1 million in 2021 relating to the issuance of shares under the ATM facility. The company may continue to raise capital via the ATM facility from time to time in 2022.

Bought Deal Offering

On November 12, 2021, Great Panther completed an equity bought deal offering (the “Offering”) of 88,461,538 common shares at $0.26 per share for aggregate gross proceeds of $23.0 million. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds. The Company intends to use the net proceeds of the Offering for underground mine development and exploration programs at Tucano, to maintain its working capital and for general corporate purposes.

COVID-19 Response and Considerations

Great Panther is closely monitoring the effects of the spread of COVID-19 with a focus on the jurisdictions in which the Company operates and its head office location in Canada. The rapid worldwide spread of COVID-19 has resulted in governments implementing restrictive measures to curb the spread of the virus. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and assess and mitigate the risks to our business continuity.

In response to the increased rate of spread of COVID-19, including the high incidence of infection in areas where the Company operates, Great Panther has developed and implemented COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the governments and regulatory agencies of each country in which it operates to ensure a safe work environment. The Company is focused on maintaining top-of-mind awareness about prevention practices within the organization and the communities that surround its operations. Vaccination programs are advancing and vigilance is of the utmost importance to support health authorities during this time. There is no assurance that the Company’s plans and protocols will effectively stop the spread of the COVID-19 virus. The Company may experience an increase in COVID-19 infection amongst its employees and contractors even with enhanced safety protocols and safeguards. The Company cannot provide assurance that there will not be interruptions to its operations in the future.

Completion of Cangold Sale

On November 1, 2021, the Company sold the shares of its wholly-owned subsidiary Cangold Limited (“Cangold”) to Newrange Gold Corp. (“Newrange”) for a purchase price of CAD$1.0 million paid as a combination of cash and common shares of Newrange. Cangold holds the Company’s interest in the Argosy property in Northern Ontario in the Red Lake Mining District. Prior to closing, the Company completed a reorganization to retain its 100% interest in the Company’s Plomo property located in Mexico, previously owned by a subsidiary of Cangold.

Change in Peruvian Law

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates changes to the mine closure financial assurance requirement applicable to all mining companies in Peru. Whereas previously, companies were required to provide financial assurance to cover "Final" and "Post-Closure" stages of the Mine Closure Plan, under the amended law the financial assurance requirement is inclusive of "Progressive Closure" costs (i.e., closure activities during the operation of the mine) for the main components of the mine. In January 2022, the draft regulations were published for comment that outlined more details on the timing for receipt of the Progressive Closure bonds and allowed for a comment period from the mining industry. The Petroleum and Energy Society prepared a consolidated response to the regulations. Until the publication of the new regulations, the Company cannot estimate with certainty the amount or timing of incremental financial assurance requirements for Coricancha or the impact of such requirements on the Company’s liquidity.

Technical Reports for Topia and GMC

On February 11, 2022, the Company reported the filing of the "NI 43-101 Technical Report on the Topia Mine Mineral Resource Estimates as of March 31, 2021 " (the "Topia Technical Report"). The Topia Technical Report reports an 8% increase in grade to 1,041

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

silver equivalent grams per ton (“Ag eq g/t”) when compared with the previous report issued in 2018. Reported Measured and Indicated Mineral Resources (“M&I”) decreased by 25% to 11.1 million silver equivalent ounces (“Ag eq oz”) when compared to the 2018 Mineral Resource Estimate (“MRE”) reflecting mine depletion over the three-year period since the last report as well as the impact of price and cost increases on the cut-off grade. The Topia Technical Report has an effective date of March 31, 2021 and is available on SEDAR at www.sedar.com and on the Company's website at www.greatpanther.com and on EDGAR at www.sec.gov.

On February 28, 2022 the Company reported the filing the “NI-43-101 Technical Report on the Guanajuato Mine Complex Mineral Resource Estimates as of July 31, 2021” (the “GMC Technical Report”). The GMC Technical Report reports increased grade of 2% to 391 Ag eq g/t when compared with the 2020 report for the GMC. M&I decreased 36% to 7.7 million Ag eq oz when compared with the 2020 report. Compared to the previous MRE with an effective date of July 31, 2020, silver and gold grades remained largely constant. For the M&I Mineral Resource, the average silver grade decreased 1% while gold increased 11%. The most significant change in the M&I Mineral Resource is the mass with the tonnes decreasing by 47%. Two key factors influenced this: better definition of historical workings and areas with operational restrictions and limitation of M&I to areas within 20 metres of positive channel sampling within underground development. Underground development led to the removal of some resource blocks due to a better definition of historical mine workings or through the demonstration of less favourable mine conditions, for example mineralization discontinuities or poor ground conditions. In parallel, the geology team has embarked on a major project of developing a 3D exploration model for each of the deposits, which will help identify the controls on mineralization zones to guide focused exploration. The GMC Technical Report has an effective date of July 31, 2020 and is available on SEDAR at www.sedar.com and on the Company's website at www.greatpanther.com and on EDGAR at www.sec.gov.

Readers are cautioned that there are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability.

These risks could have a material adverse impact on the Company’s ability to generate anticipated revenues and cash flows to fund operations and ultimately achieve or maintain profitable operations.

GUIDANCE AND OUTLOOK

Outlook

In 2022, consolidated gold equivalent production from the Tucano and Topia mines is expected to be in the range of 100,000 to 119,000 Au eq oz. The second half of 2022 is expected to account for at least 65% of annual production guidance. The mine plan for Tucano reflects increased stripping during the first half of 2022 and therefore AISC in the first half is expected to be higher than annual guidance and offset by increased production rates in second half of 2022.

Mining activities in first half of 2022 will focus on the TAP AB, TAP C and Urucum North pits and will continue throughout the year with the planned pushback and remediation work on UCS commencing during the second half of 2022. Resequencing plans also include accelerating the decision to develop the high-grade underground mine at the Urucum North deposit. Engineering studies and permitting are underway and construction work is expected to commence in late 2022 with gold production from the Urucum North underground mine anticipated to come onstream in 2023.

The Company has budgeted $6.0 million for exploration in 2022, which will be focused on the continued exploration of the Company’s district-scale land package in Brazil, the majority of which will come in the second half of 2022. Total capital expenditures are budgeted at $22.0 million in 2022, including approximately $9.0 million for underground mine development (also concentrated in second half of 2022) and not including capitalized stripping costs.

These production and cost guidance estimates are forward-looking statements and information. They should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Readers are cautioned that there are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability. These risks could have a material adverse impact on the Company’s ability to generate anticipated revenues and cash flows to fund operations and ultimately achieve or maintain profitable operations.

	Tucano	Mexico	Consolidated
Gold eq production (oz) [1]	85,000-100,000	15,000-19,000	100,000-119,000
Silver production (oz)	N/A	700,000-900,000	700,000-900,000
Gold production (oz)	85,000-100,000	1,000-1,500	86,000-101,500
Cash costs ($/Au oz sold)	$1,200-1,300	N/A	$1,200-1,300
AISC ($/Au oz sold) [2]	$1,600-1,700	N/A	$1,600-1,700

Consolidated Results of Operations

(000s)	Q4 2021	Q4 2020	2021	2020
Revenue	$42,660	$68,708	$185,678	$260,805
Production costs	39,664	36,275	155,884	136,297
Mine operating earnings before non-cash items[1]	2,996	32,433	29,794	124,508
Amortization and depletion	7,309	10,180	30,475	40,305
Share-based compensation	(153)	109	201	336
Mine operating earnings (loss)	(4,160)	22,144	(882)	83,867
Mine operating earnings before non-cash items (% of revenue)	7%	47%	16%	48%
Mine operating earnings (% of revenue)	(10)%	32%	0%	32%
G&A expenses	3,081	2,287	14,732	12,926
EE&D expenses	5,013	3,214	17,181	13,295
Care and maintenance costs	503	—	504	693
Finance and other expense	1,231	1,732	8,903	52,828
Tax expense (recovery)	(183)	1,300	39	3,791
Net income (loss)	$(13,805)	$13,611	$(42,241)	$334
EBITDA[2]	$(5,211)	$27,210	$(5,752)	$51,139

2021 compared with 2020

Net loss was $42.2 million compared with net income of $0.3 million.

Revenue – A decrease of 29% resulting primarily from lower metal sales volumes ($80.5 million) offset partially by higher realized prices for silver, lead and zinc ($5.2 million) and lower smelting and refining charges ($0.2 million).

Production costs – An increase of 14% primarily due to higher costs at Tucano (10%) relating primarily to the expensed UCS pushback costs, higher costs in Mexico (5%) with volume of production relatively consistent, the remaining variance relates to the impact of movements in foreign exchange in periods.

Amortization and depletion – A decrease of 24% primarily due to lower metal sales volume at Tucano.

General and administrative expenses (“G&A”) – An increase of 14% primarily due to severance payments resulting from management changes.

1.	Gold equivalent ounces for 2022 are calculated using a 1:75 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices for 2021 and approximate ratios for the price per ounce of gold to price per pound of lead and zinc.
2.	AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate G&A expenditures, and reflects the AISC at the Company's operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-Generally Accepted Accounting Principle ("non-GAAP") measure. This measure is widely used in the mining industry as a benchmark for performance but does not have a standardized meaning as prescribed by International Accounting Reporting Standards ("IFRS") as an indicator of performance and may differ from methods used by other companies with similar descriptions. Refer to the Company's Management Discussion and Analysis for the year ended December 31, 2021 for a reconciliation of AISC to the Company's financial statement measures. The Company's AISC guidance assumes a Brazilian real to US dollar exchange rate of 5.35, no production from the GMC and assumes no COVID-19 or other unplanned shutdowns. Actual results may differ.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Exploration, evaluation and development expenses (“EE&D”) – An increase of 29% primarily due to a $2.4 million increase in Coricancha expenditures related to the 5,219 metre drill program and associated underground development completed in mid-November, 2021, and a $1.2 million increase in San Ignacio development expenses.

Finance and other expense – A decrease of $43.9 million primarily due to lower mark-to-market losses on non-deliverable forward exchange contracts for BRL against USD of $27.4 million and a decrease in foreign exchange losses of $14.5 million. The significant weakening of the BRL against the USD for 2020 resulted in foreign exchange losses on translation of USD denominated balances into the BRL functional currency of the Company’s Brazilian subsidiary.

Q4 2021 compared with Q4 2020

Net loss was $13.8 million compared with net income of $13.6 million.

Revenue – A decrease of 38% resulting primarily from lower metal sales volumes ($23.3 million), and lower realized prices for gold and silver prices ($2.8 million) offset partially by higher realized prices for lead and zinc ($0.2 million).

Production costs – An increase of 9% primarily due to higher costs at Tucano (10%), and higher costs in Mexico (1%). These increases were partly offset by the weakening of BRL and MXN against the USD (2%).

Amortization and depletion – A decrease of 28% primarily due to lower gold sales from Tucano.

Exploration, evaluation and development expenses (“EE&D”) – An increase of 56% primarily due to a $2.5 million increase in Coricancha expenditures related to the 5,219 metre drill program and associated underground development completed in mid-November, 2021. Exploration costs at Tucano are capitalized to mineral properties and are not included in EE&D.

Finance and other expenses – A decrease of $0.5 million primarily due to a decrease in foreign exchange loss of $0.8 million, partly offset by an increase in accretion expense of $0.2 million.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

DETAILS OF SALES QUANTITIES AND REVENUE

The following table provides additional detail for sales quantities, average realized prices, and revenue for 2021 and 2020:

	2021				2020
	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total
Sales quantities
Gold (ounces)	79,133	6,540	861	86,534	125,176	6,628	632	132,436
Silver (ounces)	11,778	475,808	663,706	1,151,292	23,797	501,622	571,087	1,096,506
Lead (tonnes)	—	—	1,261	1,261	—	—	1,185	1,185
Zinc (tonnes)	—	—	1,387	1,387	—	—	1,371	1,371
Au eq oz sold	79,271	12,138	11,757	103,166	125,440	12,202	10,937	148,579
Revenue (000s)
Gold revenue	$141,333	$11,578	$1,470	$154,381	$223,272	$11,889	$1,137	$236,298
Silver revenue	295	11,591	16,381	28,267	487	10,816	12,036	23,339
Lead revenue	—	—	2,712	2,712	—	—	2,146	2,146
Zinc revenue	—	—	4,176	4,176	—	—	3,088	3,088
Ore processing revenue	—	—	—	—	—	—	34	34
Smelting and refining charges	(46)	(1,482)	(2,330)	(3,858)	(69)	(1,486)	(2,545)	(4,100)
Total revenue	$141,582	$21,687	$22,409	$185,678	$223,690	$21,219	$15,896	$260,805
Average realized metal prices and FX rates
Gold (per ounce)				$1,784				$1,785
Silver (per ounce)				$24.55				$21.28
Lead (per pound)				$0.98				$0.82
Zinc (per pound)				$1.37				$1.02
USD/CAD				1.252				1.341
USD/BRL				5.395				5.156
USD/MXN				20.202				21.409

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

The following table provides additional detail for sales quantities, average realized prices, and revenue for Q4 2021 and Q4 2020:

	Q4 2021				Q4 2020
	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total
Sales quantities
Gold (ounces)	18,621	1,448	237	20,306	31,802	1,472	100	33,374
Silver (ounces)	1,759	108,352	146,959	257,070	5,943	117,430	98,593	221,966
Lead (tonnes)	—	—	250	250	—	—	204	204
Zinc (tonnes)	—	—	357	357	—	—	252	252
Au eq oz sold	18,642	2,723	2,682	24,047	31,868	2,777	1,905	36,550
Revenue (000s)
Gold revenue	$33,394	$2,501	$350	$36,245	$59,920	$2,768	$187	$62,875
Silver revenue	40	2,312	3,237	5,589	152	2,975	2,435	5,562
Lead revenue	—	—	572	572	—	—	393	393
Zinc revenue	—	—	1,144	1,144	—	—	826	826
Ore processing revenue	—	—	—	—	—	—	—	—
Smelting and refining charges	(13)	(303)	(574)	(890)	(1)	(378)	(569)	(948)
Total revenue	$33,421	$4,510	$4,729	$42,660	$60,071	$5,365	$3,272	$68,708
Average realized metal prices and FX rates
Gold (per ounce)				$1,785				$1,884
Silver (per ounce)				$21.74				$25.06
Lead (per pound)				$1.04				$0.87
Zinc (per pound)				$1.46				$1.48
USD/CAD				1.26				1.306
USD/BRL				5.583				5.396
USD/MXN				20.74				20.594

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

MINING OPERATIONS

TUCANO

		Q4 2021	Q4 2020	2021	2020
Mining and processing
Ore mined	tonnes	303,845	749,510	1,064,453	1,858,037
Ore mined grade	g/t	1.23	1.31	1.14	1.66
Total waste mined	tonnes	5,469,661	5,803,286	20,978,703	23,562,964
Total material mined	tonnes	6,260,316	6,605,369	23,455,626	25,483,176
Strip ratio	18	7.7	19.7	12.7
Tonnes milled	tonnes	883,222	901,854	3,439,053	3,359,041
Plant head grade	g/t	0.77	1.23	0.78	1.28
Plant gold recovery	%	87.6%	89.5%	88.5%	90.8%
Production
Gold	oz	19,107	32,017	75,919	125,417
Carbon fines recovery	oz	223	—	3,429	—
Total gold production	oz	19,330	32,017	79,348	125,417
Sales
Gold	oz	18,621	31,802	79,133	125,176
Cost metrics
Cash cost per gold ounce sold [1]	$/oz	$1,671	$879	$1,479	$849
AISC per gold ounce sold [1]	$/oz	$2,128	$1,171	$1,967	$1,200
Exploration	m	13,235	9,637	41,807	32,471

Tucano gold production for 2021 decreased by 39% primarily due to geotechnical issues resulting from wall pit stability in the UCS open pit and additional remediation work needed to ensure safety for workers as well as operational issues driven by contractor performance led to lower production and higher costs in 2021 compared with 2020. Mining in the UCS pit was ramped down in Q4 2021.

Tucano gold production for Q4 2021 decreased by 40% primarily due to operational issues in the UCS pit mentioned above, which resulted in higher consumption of the low-grade stockpile and marginal ore. Overall lower plant feed grade resulted in lower gold recoveries.

On October 16 2021, movement was detected in the west wall of the UCS pit. The Company’s Tucano geotechnical committee subsequently advised that additional remediation work would be required in the UCS pit to improve stability. As safety and the wellbeing of workers is the Company’s primary concern, mining of ore from UCS was temporarily suspended. The additional pushback necessary will be suspended to mid-2022 following the rainy season so that it can be completed in a safe and cost-effective. Most of the remaining gold production from the UCS pit is planned for 2023 During the third and fourth quarter of 2021, lower grade ore from stockpiles supplemented ore production from the UCS and URN open pits.

Cash costs per gold ounce sold for 2021 were $1,479 compared with $849 for 2020. Cash costs increased due to the lower grades and recoveries ($569 per gold ounce sold), and the change in stripping costs ($59 per gold ounce sold). The Company ceased the capitalization of mining costs for the Urucum open pits effective July 1, 2021. As a result, cash costs will be higher and deferred stripping costs will be lower while mining in these pits is completed through 2022.

Cash costs per gold ounce sold for Q4 2021 were $1,671 compared with $879 for Q4 2020. Cash costs increased due to the lower grades and recoveries during the quarter ($702 per gold ounce sold), and the increase in BRL production costs mainly from fuel cost increases and UCS pushback costs ($144 per gold ounce sold). These factors were partly offset by the weakening of the BRL to USD ($56 per gold ounce sold).

1.	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

AISC per gold ounce sold for 2021 was $1,967 compared with $1,200 for 2020. AISC per gold ounce sold for Q4 2021 was $2,128 compared with $1,171 for Q4 2020. The increases are primarily the result of higher stripping costs and lower grades and metal recoveries for 2021 and Q4 2021, as described above.

Exploration

Fiscal year 2021 was a marked turning point for exploration at Tucano. Over 700 kilometres of soil sampling was carried out on six high potential exploration corridors identified within the nearly 2,000 square kilometre exploration package. This is the first major regional exploration campaign since the 1990’s. Early results demonstrate the ability of the programs to delineate prospective targets and trends for drill testing. In parallel, the Company’s exploration database was loaded into 3D models, allowing significant improvements in the understanding and interpretation of the data. As a result, exploration along the Mine Sequence is identifying new opportunities and the Mineral Resource models are being improved.

In 2021, the evaluation of the high potential exploration corridors defined within the regional tenement portfolio advanced beyond expectations. There were a total of 13,481 soil samples collected and sent for analysis. In Q4 2021, to aid with the integration of the interpretations of the soil geochemistry with regional aerogeophysics surveys, (magnetics, radiometrics and electromagnetics) ground magnetics was run along the soil lines. By the end of the year, the Saraminda, Mutum and Lona Amarela grids had all been covered. Initial results at Mutum show a correlation between the main magnetic structures and geochemical anomalies. The interpretations are being integrated to define pressure relief structures associated with favourable lithologies and multi-element geochemistry associations indicating hydrothermal activity. The initial data compilation shows an important and continuous 12-kilometre-long anomalous structural trend between Mutum and Joseph.

In the regional programs, 4,533 metres of auger drilling, 2,476 metres in Q4 2021, were conducted at Saraminda during the year. This program was completed in mid-February 2022 and geochemistry results are awaited.  Two discrete zones of surficial gold anomalism have been identified and the auger program is delineating a third central zone along the 2-kilometre-long structural trend. This data will be interpreted and compiled with the geophysics and drill holes prioritized for testing.

In November, a diamond drill rig was mobilized to the southern end of the 12-kilometre Mutum-Joseph trend identified above, where access and permitting are in place. A total of 472 metres were drilled in three drill holes. The drilling intercepted a mineralized structure showing alteration and sulfidation similar to that observed in Tucano. While gold only showed elevated background values, the results demonstrate the high potential of the structural trend, emphasizing that only a 300-metre portion of the prospective 12-kilometre trend could be tested. Tucano is in discussions with the State and Environmental authorities to resolve the permit delays and is evaluating a definitive drilling solution to minimize environmental impact and provide greater flexibility.

On the 7,000-metre-long Mine Sequence, 32,708 metres of drilling were carried out with 10,287 metres in Q4 2021. Exploration drilling focused on resource conversion and extension of the URN UG project. The year started with three DDs and in Q2 2021 passed to four producing a total of 11,783 metres. Currently there are five DDs operating at URN UG and the current Resource Conversion program is expected to be completed in April 2022. Diamond drilling in Q4 2021 was also carried out to test the extension of the open pit zone at URN and TAP AB (Urso and Torres). Reverse circulation drilling focused on testing shallow occurrences and targets extensions at Torres, Urso, TAP C and URN producing 3,680 metres in Q4 2021 with one rig.

In 2022 key objectives are: a) complete the current phase of the 11,000-metre resource conversion program at URN UG; b) define opportunities within the Mine Sequence for incremental ounces in the 2022 production profile; and c) prioritize drill targets resulting from the regional exploration undertaken in 2021 with drilling in H2.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Permitting

Mina Tucano has the environmental operating permits required for its operation. The Tucano main operating permit expired on November 9, 2021, but it remains valid until the normal course renewal process is completed by the relevant environmental permitting authority. According to Brazilian law, environmental permits are automatically renewed in cases on which a request for renewal is lodged with the relevant permitting authority with more than 120 days in advance of their expiry term, if authorities do not complete the renewal process in such time frame. On November 8, 2021, the Company received a letter from SEMA that confirmed that the Company’s renewal request complied with the above-mentioned laws and officially extended the permit from November 9th until final examination of the renewal application is complete.

GUANAJUATO MINE COMPLEX

Although Great Panther’s primary metal produced by value is gold, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at the GMC, as silver represents a significant portion of its production.

		Q4 2021	Q4 2020	2021	2020
Material mined	tonnes	31,441	40,909	153,592	150,804
Material milled	tonnes	27,844	39,539	149,329	151,001
Production
Silver	oz	98,438	128,214	485,315	520,905
Gold	oz	1,302	1,559	6,659	6,779
Silver equivalent ounces (“Ag eq oz”)[1]	oz	209,074	268,524	1,051,336	1,131,028
Average ore grades
Silver	g/t	127	117	117	125
Gold	g/t	1.70	1.46	1.60	1.66
Metal recoveries
Silver		86.8%	85.9%	86.9%	85.5%
Gold		85.7%	84.3%	86.6%	84.0%
Sales
Payable silver	oz	108,352	117,430	475,808	501,622
Gold	oz	1,448	1,472	6,540	6,628
Ag eq oz sold[1]	oz	231,428	249,932	1,031,700	1,098,156
Cost metrics
Cash cost per payable silver ounce[2]	$/oz	$17.42	$22.36	$23.65	$10.67
AISC per payable silver ounce[2]	$/oz	$32.73	$33.88	$37.95	$21.88
Exploration
Metres drilled – Guanajuato	m	354	5,308	354	12,155
Metres drilled – San Ignacio	m	639	3,763	10,674	7,255
Total metres drilled	m	993	9,071	11,028	19,410

Metal production for 2021 decreased by 7% due to lower throughput and lower silver and gold grades. The lower throughput in 2021 was primarily due to the implementation of new labour laws in Mexico, production from historically mined areas being lower than estimated, and the suspension of mining activities at the GMC late in Q4 2021 while awaiting permits (see “Permitting” section below). These factors were partly offset by higher silver and gold recoveries.

Metal production for Q4 2021 decreased by 22% due to lower plant throughput resulting from the previously mentioned suspension of mining activities late in Q4 2021. This was partly offset by higher gold and silver grades and higher gold and silver recoveries.

1.	Silver equivalent ounces are referred to throughout this document. For 2021, Ag eq oz are calculated using a 85:1 Ag:Au ratio and ratios of 1:0.0413 and 1:0.0486 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Ag eq oz for 2020 are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.
2.	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Cash costs per payable silver ounce for 2021 were $23.65, an increase of $12.98 per payable silver ounce compared with 2020, mainly due to higher MXN production costs ($9.12 per ounce), increases in cost per ounce due to lower throughput and silver grades ($1.80 per ounce), strengthening of the MXN to the USD ($2.53 per ounce), and higher smelting and refining charges ($0.15 per ounce), offset partially by higher recoveries on by-products ($0.62).

Cash costs per payable silver ounce for Q4 2021 were $17.42, a decrease of $4.94 per payable silver ounce compared with Q4 2020, mainly due to lower MXN production costs ($1.26 per ounce), decreases in cost per ounce due to higher silver and gold grades and recoveries ($3.49 per ounce), weakening of the MXN to the USD ($0.26 per ounce) and lower smelting and refining charges ($0.42 per ounce), offset partially by lower recoveries on by-products ($0.49).

AISC per payable silver ounce for 2021 was $37.95, a 73% increase compared with 2020, mainly due to higher cash costs per ounce as explained above ($12.98 per ounce), and higher sustaining capital and sustaining EE&D ($3.06 per ounce).

AISC per payable silver ounce for Q4 2021 was $32.73, a 3% decrease compared with Q4 2020, mainly due to lower cash costs per ounce as explained above ($4.94 per ounce), and lower sustaining capital and sustaining EE&D ($2.86 per ounce). These factors were largely offset by higher accretion expense ($2.01 per ounce), and higher care and maintenance costs ($4.64 per ounce).

Exploration

At the GMC, on the Guanajuato trend, 354 metres of exploration drilling was completed at Guanajuatito in Q4 for a total of 7,008 metres in 2021 compared with the budget of 10,000 metres. The budget shortfall was largely the result of a shift of focus to drilling at San Ignacio where 174 metres were drilled in Q4 for a total of 10,680 metres in 2021 against a budget of 5,180 metres.

At San Ignacio the exploration program focused on core drilling with one surface rig, evaluating the extension of the Purisima vein system between the historical Santo Niño and San Pedro shafts. Drilling indicates a 300-metre-long zone at Santo Niño with high gold and silver grades close to surface and extending over 150 metres down dip. There is no evidence of historical workings on this zone and it is situated just 150 metres to the southeast of underground development by Great Panther. These results are considered exciting from an exploration perspective because the company believes they demonstrate the potential for new discoveries on known structures in the tenement.

In November, the Mine Geology and GMC Exploration teams were restructured with the focus on harnessing the knowledge and skills of the team to generate 3D exploration models for both the Guanajuato and San Ignacio trends. Focus is initially on Guanajuato to develop and test the database structure and in January San Ignacio started to be developed in parallel. The modelling will allow the team to better understand the controls on mineralization at the GMC with the objective of identifying exploration opportunities.

Development and drilling costs for the GMC exploration are expensed.

Permitting

As previously disclosed, the Company has not yet been granted a permit from the Comisión Nacional del Agua (“CONAGUA”) to expand the tailings storage facility at the GMC, which only had sufficient capacity to continue milling operations until December 2021. The Company placed the GMC on care and maintenance (Guanajuato and Cata processing plant in November 2021 and the San Ignacio mine in early January 2022) while awaiting permits to extend the tailings facility or find other alternatives to maximize the value of GMC.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

TOPIA

Although Great Panther’s primary metal produced by value is gold, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent its primary metal produced by value.

		Q4 2021	Q4 2020	2021	2020
Material mined	tonnes	14,865	9,959	60,666	57,060
Material milled	tonnes	14,560	9,959	63,516	57,391
Production
Silver	oz	128,647	97,263	716,507	597,194
Gold	oz	218	127	1,047	835
Lead	tonnes	235	212	1,385	1,233
Zinc	tonnes	406	294	1,849	1,714
Silver equivalent ounces[1]	oz	212,006	179,657	1,129,611	1,085,985
Average ore grades
Silver	g/t	301	337	378	352
Gold	g/t	0.74	0.81	0.83	0.84
Lead	%	1.77	2.31	2.33	2.31
Zinc	%	3.04	3.42	3.17	3.25
Metal recoveries
Silver		91.2%	90.0%	92.8%	92.0%
Gold		63.2%	48.7%	61.4%	54.1%
Lead		91.0%	92.2%	93.5%	93.0%
Zinc		91.7%	86.2%	91.8%	92.0%
Sales
Payable silver	oz	146,959	98,593	663,706	571,087
Gold	oz	237	100	861	632
Ag eq oz sold[1]	oz	227,990	171,424	999,372	984,289
Cost metrics
Cash cost per payable silver ounce[2]	$/oz	$19.98	$21.07	$16.96	$14.77
AISC per payable silver ounce[2]	$/oz	$30.74	$29.28	$25.22	$19.75
Exploration
Metres drilled	m	2,375	146	5,845	941

Metal production for 2021 increased by 4% primarily due to higher throughput. The lower plant throughput in 2020 was primarily due to the temporary suspension of mining operations in Mexico for the months of April and May 2020 as a result of a federal mandate to restrict non-essential businesses because of the COVID-19 pandemic. In addition, the Company voluntarily suspended operations for five weeks in the fourth quarter of 2020 to mitigate the spread of COVID-19 at its operations and in the local community.

Metal production for Q4 2021 increased by 18% primarily due to higher tonnes milled and higher gold and silver recoveries. The lower plant throughput in Q4 2020 was primarily due to the previously mentioned voluntary five-week suspension related to the COVID-19 pandemic.

1.	Silver equivalent ounces are referred to throughout this document. For 2021, Ag eq oz are calculated using a 85:1 Ag:Au ratio and ratios of 1:0.0413 and 1:0.0486 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Ag eq oz for 2020 are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.
2.	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Cash costs per payable silver ounce for 2021 were $16.96, a 15% increase compared with 2020, primarily a result of the impact of labour shortages due to the implementation of the new labour laws in Mexico as well as higher mining costs ($3.18 per ounce) partly offset by the lower smelting and refining charges ($0.94 per ounce).

Cash costs per payable silver ounce for Q4 2021 were $19.98, a 5% decrease compared with Q4 2020, primarily due to lower smelting and refining charges ($1.86 per ounce) and decreases in cost per ounce due to higher throughput and gold and silver recoveries ($0.67 per ounce) partly offset by higher production costs ($1.45 per ounce).

AISC per payable silver ounce for 2021 was $25.22, a 28% increase compared with 2020, mainly due to higher cash costs per ounce as explained above ($2.19 per ounce), higher sustaining capital and sustaining EE&D ($3.95 per ounce), and higher accretion expense ($0.78 per ounce). These factors were partly offset by lower care and maintenance costs ($1.45 per ounce).

AISC per payable silver ounce for Q4 2021 was $30.74, a 5% increase compared with Q4 2020, mainly due to higher sustaining capital and sustaining EE&D ($4.17 per ounce) and higher accretion expense ($0.90 per ounce). These factors were partly offset by lower cash costs per ounce as explained above ($1.09 per ounce) and lower care and maintenance costs ($2.52 per ounce).

Exploration

Exploration drilling in Q4 2021 was 2,408 metres for a total of 5,845 metres in 2021. During the quarter, drilling was performed by two surface drill rigs and two underground drill rigs with focus of surface drilling on the Unión del Pueblo, Hormiguera and San Juan mine extensions and underground at the 1522 Mine. The primary purpose of this exploration program is to increase definition of existing Inferred Mineral Resources.

The mineralized veins at Topia are laterally extensive and can locally be followed for more than 4 kilometres. They are steeply dipping and, due to their narrow width, mine development is ‘on-vein’ rather than parallel to it. Consequently, the veins are drilled at wide spacing from surface to trace their lateral continuity, then detail sampled underground as development progresses. Minimal underground exploration drilling is conducted. In this way, Inferred Mineral Resources are defined primarily from surface drilling, with a goal of upgrading to Measured & Indicated Resources once the underground sampling is complete.

Permitting

In November 2021, an updated survey of the Phase II TSF permitted area was performed and revealed that the permitted area was not consistent with the original design. The Company subsequently modified the Phase II TSF design to adjust it to the correct permitted area, resulting in the total storage capacity being unchanged at approximately two years. In January 2022, the Company submitted an Environmental Impact Assessment (EIA) to obtain permits to extend the Phase II TSF to include the area that had been included in the original design. If approved, this will provide an additional 2 years of tailings storage.

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a Preliminary Economic Assessment (“PEA”) that outlined the potential for 3 million Ag eq oz of annual production at Coricancha. In June 2019, the Bulk Sample Program (“BSP”) was completed and confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified the potential to increase the life of mine by developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP.

The PEA and the BSP are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results and conclusions of the PEA and the BSP will be realized or that the Company will choose to restart Coricancha. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability.

The Company may initiate a restart of Coricancha without first establishing Mineral Reserves due to (i) the existing processing plant facility, (ii) the low initial capital cost to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenue, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

In the fourth quarter of 2019, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. The campaign was suspended in the first quarter of 2020 as a result of Peruvian government-mandated restrictions associated with COVID-19 and it resumed in the fourth quarter of 2020, processing a total of 27,680 tons of concentrates which were subsequently sold.

The Company is evaluating all options with respect to Coricancha.

Legacy Tailings

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministerio de Energía y Minas de Peru (“MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together “Nyrstar”) and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited) for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas by reclaiming the legacy tailings in situ. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

In August 2018, to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities while the Company awaited MEM to issue a decision on the proposed modification to the remediation plan for legacy tailings, the Company initiated a Constitutional Case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. The Constitutional Case sought Peruvian Judiciary orders that: (i) the MEM issue a decision on the Company´s proposed modified Coricancha Mine Closure Plan; and (ii) the Environmental Evaluation and Oversight Agency (“OEFA”) and the Supervisory Organism of Investment in Energy and Mines (“OSINERGMIN”) refrain from requesting the Company to move the Cancha 1 and 2 tailings while the MEM issues its decision. In January 2021, the Peruvian Judiciary dismissed the Company’s constitutional lawsuit in connection to (ii) above and on June 10, 2021, the injunction obtained by the Company regarding this Constitutional Case was cancelled, which exposes the Company to potential fines, penalties, regulatory action or charges from government authorities. As a result of the exposure to fines, the Company has been running a dual strategy to continue to push for amendment of the Closure Plan and in parallel, to review the current stability of the Cancha 1 and 2 tailings. The Company has engaged a consultant to complete the engineering work and develop an engineered tailings removal operating plan and closure plan for Canchas 1 and 2. The Company is also continuing to engage with the MEM to reach a conclusion regarding the Modified Mine Closure Plan. However, given the unsettled political environment in Peru including multiple changes in leadership at the MEM, there can be no assurance that a resolution can be reached in a timely manner.

2021 Exploration Program

Following receipt of a community agreement in May to allow for access, the Company commenced a 5,168-metre drill program at Coricancha in July 2021. The  drill program was completed in mid-November 2021 after 5,219 metres of drilling focused on the Escondida, Wellington and Constancia veins.  Final geochemistry assays were incorporated into a new resource model and used to evaluate mine development options. The results demonstrated ore grade intercepts that show the potential of the three main veins along strike and at depth. The Company believes that that these results confirm the potential for the new Escondida vein and appear to extend the zones of known mineralization at good grade.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Mine Closure Law (Law No. 31347)

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates changes to the mine closure financial assurance requirement applicable to all mining companies in Peru. Whereas previously companies were required to provide financial assurance to cover "Final" and "Post-Closure" stages of the Mine Closure Plan, under the amended law the financial assurance requirement is inclusive of "Progressive Closure" costs (i.e., closure activities during the operation of the mine) for the main components of the mine. The law does not provide details such as specific costs or the timing of payment or form of collateral to be provided. In January 2022, draft regulations were published and allowed for a comment period from the mining industry. The Petroleum and Energy Society prepared a consolidated response to the regulations, to which the Company submitted comments. The Company cannot provide assurance that the comments submitted by the Company or other mining industry members will be accepted and that the final regulations will not require the Company to pay for a material increase to the current closure bond.

Peruvian Tax Matters

The Company’s Peruvian subsidiary Great Panther Coricancha S.A. (“GPC”) received notice in May 2021 from SUNAT, the Peruvian tax authority, that SUNAT intends to hold GPC jointly liable with respect to the unpaid taxes of a leasing company that sold the Coricancha mining assets to GPC (formerly Compañía Minera San Juan S.A.) in March 2006, prior to the Company’s acquisition of Coricancha effective June 30, 2017. The SUNAT claim is for unpaid taxes and related fines of the taxpayer, which is not an affiliate of the Company, from its 2001 tax year, together with related fines. The amount claimed is approximately $20.0 million.

The Company believes that the probability of the claim resulting in liability for GPC is remote and, as a consequence, has not recorded any contingency. The Company expects legal processes to take several years to reach a conclusion.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

SUMMARY OF SELECTED ANNUAL INFORMATION

The following table sets out selected annual financial results, which have been prepared in accordance with IFRS, except as noted:

(000s, except per-share amounts)	2021	2020	2019
Revenue	$185,678	$260,805	$198,653
Mine operating earnings before non-cash items[1]	29,794	124,508	41,874
Mine operating earnings (loss)	(882)	83,867	6,845
Net income (loss) for the period	(42,241)	334	(91,022)
Basic and diluted earnings (loss) per share	(0.12)	0.00	(0.33)

	December 31, 2021	December 31, 2020	December 31, 2019
Cash and short-term deposits	47,692	63,396	36,970
Total assets	264,043	280,420	270,742
Total non-current liabilities	84,296	80,631	77,717
Working capital	203	31,396	12,815

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000s, except per-share amounts)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Revenue	$42,660	$38,351	$52,097	$52,570	$68,708	$77,019	$67,028	$48,050
Production costs	39,664	38,728	44,848	32,644	36,275	34,948	31,273	33,802
Mine operating earnings before non-cash items[1]	2,996	(377)	7,249	19,926	32,433	42,071	35,755	14,248
Amortization and depletion and share-based compensation	7,156	6,736	7,887	8,897	10,289	10,179	11,894	8,278
Mine operating earnings (loss)	(4,160)	(7,113)	(638)	11,029	22,144	31,892	23,861	5,970
G&A expenses	3,081	3,688	3,574	4,387	2,287	3,456	3,589	3,594
EE&D expenses	5,013	4,681	3,992	3,496	3,214	4,044	2,541	3,495
Finance and other expense	1,231	2,565	1,982	3,126	1,732	3,449	8,500	39,148
Net income (loss) for the period	(13,805)	(18,047)	(10,057)	(331)	13,611	18,635	8,552	(40,464)
Basic and diluted earnings (loss) per share	(0.03)	(0.05)	(0.03)	0.00	0.04	0.05	0.03	(0.13)
EBITDA[1]	(5,221)	(9,842)	(1,037)	10,349	27,210	32,487	22,075	(30,633)

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Tonnes milled[2]	925,626	942,137	929,430	854,704	951,352	888,746	847,174	880,162
Production
Gold (ounces)	20,850	18,423	22,804	24,978	33,703	34,031	36,357	28,940
Silver (ounces)	227,084	280,245	334,423	360,070	225,477	375,247	142,457	374,917
Lead (tonnes)	235	268	357	526	212	457	163	401
Zinc (tonnes)	406	347	478	619	294	565	223	632
Au eq oz	24,284	22,444	27,722	30,556	36,997	39,788	38,541	34,725
Sales
Gold ounces sold	20,306	17,940	23,407	24,881	33,374	35,179	37,076	26,807
Au eq oz sold	24,047	21,542	27,941	29,635	36,549	40,489	39,316	32,225
Cost metrics
Cash cost per gold ounce sold[1]	$1,637	$1,801	$1,508	$945	$905	$712	$729	$1,045
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$2,216	$2,247	$2,201	$1,557	$1,248	$1,023	$1,027	$1,749
AISC per gold ounce sold[1]	$2,358	$2,459	$2,358	$1,738	$1,318	$1,123	$1,126	$1,886

1.	The Company has included certain non-GAAP performance measures throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.
2.	Excludes purchased ore.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, Tucano is affected by seasonal weather. During the wet season (normally from January through June), production rates are lower than during the dry season (normally July until December).

Since the acquisition of Tucano on March 5, 2019, metal production from Q3 2019 up to Q4 2020 was in the 34,700 – 47,400 Au eq oz range per quarter. Metal production for Q3 and Q4 of 2019 were higher due to the successful commissioning of the supplemental oxygen system at Tucano, which enabled the processing of higher-grade sulphide ore. Metal production decreased in Q1 2020 due to the UCS pit issue at Tucano from Q4 2019, as noted in the Company’s news releases on October 7, 2019, and October 15, 2019, and lower metal production at Topia. Metal production decreased in Q1 2021 due to the planned heavy stripping at Tucano and lower metal production at the GMC. Metal production decreased in Q2 2021 up to Q4 2021 due to the temporary stoppages in ore production from the UCS pit, as noted in the Company’s news release on May 25, 2021, and October 8, 2021.

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, metal production rates, variability in the Mineral Resource, EE&D activities, foreign exchange rates and seasonality of production at Tucano. Production costs in Mexico have increased in more recent quarters due to higher variability in Mineral Resources at the GMC, costs of temporary shutdowns affecting production costs, personnel restructuring costs and mining contractor rate increases at both the GMC and Topia as well as the implementation of new labour laws in Mexico and the resulting labour shortages experienced in Q3 2021.

To mitigate its exposure to foreign exchange risk, the Company enters into forward currency contracts from time to time to manage exposure to the Brazilian Real. Such contracts can result in gains and losses, as these contracts are marked to market at the end of each reporting period. The Company did not enter into any hedges in 2021 but will continue to monitor its exposure. Gains and losses on derivative instruments are included in finance and other income. Foreign exchange gains and losses are also included in finance and other income and arise from the translation of foreign currency-denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

The Company’s EE&D expenditures primarily reflect Coricancha care and maintenance and project expenditures after its acquisition in June 2017.

G&A expenditures are consistent over the last eight quarters except for non-recurring G&A charges related to management changes in Q1 2021.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000s)	Q4 2021	Q4 2020	2021	2020
Cash flows from (used in) operating activities before changes in non-cash working capital	$(5,364)	$17,803	$(7,702)	$69,045
Changes in non-cash working capital	3,803	169	7,016	(156)
Net cash provided by (used in) operating activities	(1,561)	17,972	(686)	68,889
Net cash used in investing activities	(11,433)	(8,923)	(45,723)	(41,969)
Net cash provided by (used in) financing activities	25,022	(13,117)	31,188	828
Effect of foreign currency translation on cash and cash equivalents	(192)	816	(483)	(1,322)
Increase (decrease) in cash and cash equivalents	11,836	(3,252)	(15,704)	26,426
Cash and cash equivalents, beginning of period	35,856	66,648	63,396	36,970
Cash and cash equivalents, end of period	$47,692	$63,396	$47,692	$63,396

Operating activities

For 2021, cash flows provided by operating activities before changes in non-cash working capital amounted to negative $7.7 million, compared with $69.0 million in the comparable period of 2020. This $76.7 million decrease is primarily due to higher total cash costs

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

described previously along with lower gold ounces sold, partly offset by the higher realized silver prices. Net cash provided by operating activities was negative $0.7 million.

Before changes in non-cash working capital, cash flows from operating activities were negative $5.4 million for Q4 2021, a decrease of $23.2 million over the comparable period of 2020. This decrease is attributable primarily to lower gold ounces sold, lower realized gold and silver prices, and higher cash costs stemming from the factors described previously. Including changes in non-cash working capital, cash flow from operating activities was negative $1.6 million for Q4 2021 compared with $18.0 million for Q4 2020.

Investing activities

For 2021, the Company’s cash outflows included $44.0 million in plant and equipment (including $27.9 million of capitalized stripping at Tucano), $1.4 million in relation to funding the reclamation bond at Coricancha, and $0.3 million cash outflow from the sale of Cangold. The investing cash outflows for 2021 related to $41.9 million in plant and equipment additions (including $29.1 million of capitalized stripping at Tucano).

For Q4 2021, the Company’s cash outflows included $10.1 million for additions to mineral properties, plant and equipment (including $4.7 million of capitalized stripping costs at Tucano), $1.0 million in relation to the environmental bond at Coricancha, and $0.3 million cash outflow from sale of Cangold. The Company’s cash outflows for Q4 2020 included $8.9 million in additions to plant and equipment (including $4.7 million of capitalized stripping costs at Tucano).

Financing activities

For 2021, net cash flows provided by financing activities amounted to $31.2 million consisting of $21.4 million from the equity bought deal offering, $19.8 million of net proceeds from the gold doré prepayment facility with Asahi, $4.9 million of net proceeds from the lead concentrate prepayment facility with Samsung, $0.1 million from the ATM offering, and $0.4 million in proceeds from the exercise of stock options, partially offset by $9.2 million in net repayments on borrowings and $6.1 million in lease liability payments. The $0.8 million financing cash flows provided by financing activities for 2020 related to the $14.7 million of net cash proceeds from the equity bought deal offering, $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung, and $0.7 million in proceeds from the exercise of stock options, partly offset by $20.1 million in net repayments on borrowings and $5.8 million in lease liability payments.

Net cash flows provided by financing activities of $25.0 million during Q4 2021 is primarily attributable to $21.4 million from the equity bought deal offering, $4.9 million of net proceeds from the lead concentrate prepayment facility with Samsung, $0.1 million from the ATM offering, and $0.2 million net cash proceeds from other borrowings, partly offset by $1.5 million payment of lease liabilities. The $13.1 million cash used in financing activities in Q4 2020 consisted of $11.9 million net cash repayment of borrowings and $1.4 million payment of lease liabilities, partly offset by $0.2 million in proceeds from the exercise of stock options.

Trends in liquidity and capital resources

As of December 31, 2021, cash and cash equivalents were $47.7 million, and net working capital totalled $0.2 million. The Company has $42.6 million of current borrowings on December 31, 2021. Included in current borrowings are $22.9 million of unsecured bank facilities. Historically, the Company has generally been able to renew or replace the unsecured bank facilities but cannot provide assurance that it will do so in the future. The unsecured bank facilities are interest-bearing at a weighted average fixed interest rate of 5.35% per annum.

The Company expects to generate positive cash flows from its mining operations in 2022 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the USD. This also assumes no further significant disruptions to production related to government measures to reduce the spread of COVID-19. The Company has determined that it will require further financing and will consider additional equity financing (including through use of the ATM facility) and debt financing, if necessary, in order to meet long-term objectives and improve working capital, fund planned capital investments and exploration programs for its operating mines, acquisitions and meet scheduled debt repayment obligations.

On October 15, 2021, the Company entered into the ATM Agreement with H.C. Wainwright & Co., LLC, pursuant to which the Company may issue up to $25.0 million at prevailing market prices during the term of the ATM Agreement. As at December 31, 2021, the Company has issued 175,827 common shares under the ATM Facility. On November 12, 2021, the Company closed a bought deal financing for aggregate gross proceeds of $23.0 million, pursuant to which the Company issued 88,461,538 common shares of the

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Company at the price of $0.26 per share. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the financing and recognized net proceeds of $21.4 million after deducting share issuance costs.

The following table provides a reconciliation between the Company’s planned use of the net proceeds from the Offering and the actual use of proceeds as of December 31, 2021.

($millions)	Intended Use	Total Spend to
	of Proceeds	Dec 3, 2021
Underground mine development at Tucano	$8.1	$—
Exploration programs at Tucano	7.0	1.1
Working capital and general corporate purposes	6.3	—
Total	$21.4	$1.1

As mentioned above, the Company has determined that it will require further financing in 2022. To the extent that cash flows generated from operations during 2022 are less than anticipated or in the event the Company determines it will undertake other projects that are currently not part of its plans and guidance, or if the Company undertakes an acquisition, additional capital required may exceed the Company’s current expectations, and additional funds may be required. Sources of capital include accessing the private and public capital markets for debt and equity over the next 12 months, including pursuant to the ATM Facility. Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program and other discretionary expenditures.

Over the next 12 months, the Company expects to continue to focus on Tucano optimization and exploration. In addition, the Company is expediting studies to support a decision to initiate underground production at Tucano to supplement the open pit ore. In Mexico, a key focus will be finding a solution for continuing processing of ore from the GMC and the overall improvement of the performance of Topia and the San Ignacio Mine. In Peru, the Company will be further evaluating options for Coricancha.

The Company’s operating cash flows are very sensitive to the prices of gold and silver and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly from actual results. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations.

Contractual obligations

(000s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$2	$2	$—	$—	$—
Drilling services	255	255	—	—	—
Equipment purchases	294	294	—	—	—
Debt obligations	48,943	42,614	6,329	—	—
Capital lease obligations	8,157	5,381	2,776	—	—
Other financial obligations	43,546	43,357	191	—	—
Total	$101,197	$91,901	$9,296	$—	$—

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar (the “Vendors”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha. As of December 31, 2021, the Company’s consolidated financial statements reflect a reimbursement right in the amount of $12.8 million regarding these reclamation and remediation obligations that will be recoverable from the Vendors when these expenditures are incurred. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendors regarding reclamation and remediation costs incurred by the Company at Coricancha.

Under the Coricancha Acquisition Agreement, the Vendors also agreed to indemnify the Company for up to $4.0 million regarding legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As of December 31, 2021, the Company has recorded a reimbursement right in the amount of $1.9 million regarding certain legal claims, fines and sanctions that will be recoverable from the Vendors upon the conclusion of these claims.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendors agreed to maintain a remediation bond in the amount of $9.7 million for Coricancha until at least June 30, 2020. The amount of the remediation bond amount was increased in June 2017 to $10.9 million. On June 27, 2020, the Company reached an agreement with the Vendors to defer post-remediation bond funding requirements beyond the original June 30, 2020, expiry date. The Vendors maintained a $7.0 million bond until June 30, 2021, at which time it was reduced to $6.5 million which the Vendors are required to maintain until June 30, 2022, unless Great Panther permanently closes Coricancha. In June 2021, the Company put in place an additional bond for $0.5 million by providing cash collateral of $0.4 million. If a decision to permanently close the mine is made, the Vendors will fund closure costs up to the revised amount of its bond funding obligation. The Company’s subsidiary, Great Panther Coricancha S.A. (“GPC”), will be required to post the total amount of the required amount of the remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then GPC will likewise be required to post the total amount of the required reclamation bond. The Vendors’ obligation to indemnify the Company for up to $20.0 million for reclamation and remediation expenses is not changed by the Company’s decision regarding Coricancha’s future operating plans. The Peruvian government introduced a new mine closure law in August 2021 that contemplates increases to the mine closure bond requirement applicable to all mining companies in Peru. Additional details on the new law are included in the “Advanced Projects” section of this document.

Off-balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A that have, or are reasonably likely to have, a current or future effect on the Company's financial performance or financial condition.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are based on historical experience, and other factors considered to be reasonable and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Refer to note 4 of the 2021 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized when the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING STANDARDS

New and amended IFRS standards not yet effective

New accounting standards and interpretations that have been published are not required to be adopted for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

FINANCIAL INSTRUMENTS

(000s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$47,692	Amortized cost	Credit, currency, interest rate
Marketable securities	$264	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$2,061	Amortized cost	Credit, commodity price
Restricted cash	$4,663	Amortized cost	Credit, currency, interest rate
Trade payables and accrued liabilities	$38,050	Amortized cost	Currency, liquidity
Borrowings	$48,943	Amortized cost	Currency, liquidity, interest rate

The Company may be exposed to risks of varying degrees of significance from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to and how such risks are managed by the Company is provided in note 24 of the annual audited consolidated financial statements for the year ended December 31, 2021.

1.	As at December 31, 2021.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 448,932,246 common shares issued and outstanding. There were 6,793,768 options, 1,550,500 restricted share units, 1,366,875 performance-based restricted share units, 2,387,530 deferred share units and 9,749,727 share purchase warrants outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the year ended December 31, 2021, that have materially affected or are reasonably likely to affect internal controls over financial reporting materially. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. There have been no changes that occurred during the year ended December 31, 2021, that have materially affected or are reasonably likely to affect the Company’s disclosure controls and procedures.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Fernando A. Cornejo, M.Eng., P. Eng., the Company’s Chief Operating Officer, and Nicholas Winer, FAusIMM, the Company’s Vice President, Exploration each of whom is a non-independent Qualified Person, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

The technical information relating to the Topia and the GMC Technical Reports, including the sampling, analytical, and test data underlying the Mineral Resource estimates, has been reviewed and approved by Robert F. Brown, P. Eng., and Mohammad Nourpour, P. Geo., who are the non-independent Qualified Persons for the GMC and Topia under the meaning of NI 43-101. For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of the technical reports applicable to such properties, refer to the Company’s most recent AIF filed at www.sedar.com or the Company’s most recent reports on Form 40-F and Form 6-K filed with the SEC at www.sec.gov/edgar.shtml.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including EBITDA, mine operating earnings before non-cash items, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold, AISC per payable silver ounce and AISC per gold ounce sold excluding corporate G&A expenditures, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s procedures may differ from those used by others. Therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA

EBITDA indicates the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance and accretion expense, finance income, amortization and depletion and income tax expense (recovery). The Company discloses EBITDA to aid in understanding the results of the Company.

(000s)	Q4 2021	Q4 2020	2021	2020
Net income (loss) for the period	$(13,805)	$13,611	$(42,241)	$334
Income tax expense (recovery)	(183)	1,300	39	3,791
Finance income	(41)	(113)	(248)	(347)
Finance expense	513	1,485	2,604	3,981
Accretion expense	842	642	3,093	2,629
Amortization and depletion	7,453	10,285	31,001	40,751
EBITDA	$(5,221)	$27,210	$(5,752)	$51,139

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provide a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations before G&A expenses, EE&D expenses, share-based compensation and amortization. A reconciliation of mine operating earnings is provided in the Consolidated Results of Operations section.

Cash cost per gold ounce sold, AISC per gold ounce sold and AISC per gold ounce sold, excluding corporate G&A expenditures

The Company uses cash costs per gold ounce sold and AISC per gold ounce sold to manage and evaluate operating performance at each of its mines. These metrics are widely reported measures in the precious metals mining industry as benchmarks for performance but do not have standardized meanings. Cash costs are calculated based on the total cash operating costs with the deduction of revenue attributable to sales of by-product metals, net of the respective smelting and refining charges.

AISC is an extension of cash costs that include additional costs that reflect the varying costs of producing gold over the life cycle of a mine. These include sustaining capital expenditures, sustaining EE&D expenses, G&A expenses and other costs that are not typically reported as cash costs. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Non-sustaining expenditures result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or result in significant improvements in recovery or grade. Non-sustaining expenditures are not included in the calculation of AISC.

AISC excluding corporate G&A expenses reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

The following reconciles production costs reported in the consolidated financial statements to cash costs per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold, excluding and including corporate G&A expenses for 2021 and 2020:

	2021				2020
	Tucano	Mexico	Excluding	Including	Tucano	Mexico	Excluding	Including
			Corporate	Corporate			Corporate	Corporate
			costs	costs			costs	costs
Production costs (sales basis)	$117,249	$38,635	$155,884	$156,085	$106,732	$28,050	$134,782	$135,118
Share-based compensation	—	—	—	(201)	—	—	—	(336)
Smelting and refining charges	46	3,812	3,858	3,858	69	4,031	4,100	4,100
Revenue from custom milling	—	—	—	—	—	(34)	(34)	(34)
By-product revenues	(295)	(34,860)	(35,155)	(35,155)	(487)	(28,085)	(28,572)	(28,572)
Cash operating costs, net of by-product revenue (A)	117,000	7,587	124,587	124,587	$106,314	$3,962	$110,276	$110,276
G&A expenses	—	—	—	12,829	—	—	—	10,474
Lease liability payments	5,078	706	5,784	6,044	5,433	74	5,507	5,740
Share-based compensation	—	—	—	1,738	—	—	—	2,462
Accretion	1,061	831	1,892	1,892	943	112	1,055	1,055
Sustaining EE&D expenses	28	6,080	6,108	6,153	615	4,083	4,698	4,749
Stripping costs	27,897	—	27,897	27,897	29,108	—	29,108	29,108
Sustaining capital expenditures	4,619	4,164	8,783	8,783	7,749	1,990	9,739	9,739
Care and maintenance costs	—	503	503	503	—	2,208	2,208	2,208
All-in sustaining costs (B)	$155,683	$19,871	$175,554	$190,426	$150,162	$12,429	$162,591	$175,811
Gold ounces sold (C)	79,133	7,401	86,534	86,534	125,176	7,260	132,436	132,436
Cash cost per gold ounce sold (A÷C)	$1,479	$1,025	$1,440	$1,440	$849	$546	$833	$833
AISC per gold ounce sold (B÷C)	$1,967	$2,685	$2,029	$2,201	$1,200	$1,712	$1,228	$1,328

The following reconciles production costs reported in the consolidated financial statements to cash costs per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold, excluding and including corporate G&A expenses for Q4 2021 and Q4 2020:

	Q4 2021				Q4 2020
	Tucano	Mexico	Excluding	Including	Tucano	Mexico	Excluding	Including
			Corporate	Corporate			Corporate	Corporate
			costs	costs			costs	costs
Production costs (sales basis)	$31,151	$8,513	$39,664	$39,511	$28,095	$7,930	$36,025	$36,134
Share-based compensation	—	—	—	153	—	—	—	(109)
Smelting and refining charges	13	877	890	890	1	947	948	948
By-product revenues	(40)	(7,265)	(7,305)	(7,305)	(152)	(6,629)	(6,781)	(6,781)
Cash operating costs, net of by-product revenue (A)	$31,124	$2,125	$33,249	$33,249	$27,944	$2,248	$30,192	$30,192
G&A expenses	—	—	—	2,674	—	—	—	1,741
Lease liability payments	1,259	176	1,435	1,499	1,294	11	1,305	1,365
Share-based compensation	—	—	—	150	—	—	—	599
Accretion	308	247	555	555	234	49	283	283
Sustaining EE&D expenses	6	1,280	1,286	1,292	286	1,340	1,626	1,562
Stripping costs	4,683	—	4,683	4,683	4,658	—	4,658	4,658
Sustaining capital expenditures	2,248	1,035	3,283	3,283	2,815	514	3,329	3,329
Care and maintenance costs	—	503	503	503	—	249	249	249
All-in sustaining costs (B)	$39,628	$5,366	$44,994	$47,888	$37,231	$4,411	$41,642	$43,978
Gold ounces sold (C)	18,621	1,685	20,306	20,306	31,802	1,572	33,374	33,374
Cash cost per gold ounce sold (A÷C)	$1,671	$1,261	$1,637	$1,637	$879	$1,430	$905	$905
AISC per gold ounce sold (B÷C)	$2,128	$3,185	$2,216	$2,358	$1,171	$2,806	$1,248	$1,318

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Cash cost per payable silver ounce and AISC per payable silver ounce

Although the Company’s primary metal produced by value is gold, the Company still uses cash cost per payable silver ounce and AISC per payable silver ounce to manage and evaluate operating performance at its operating mines in Mexico because silver continues to represent a significant portion of production at these mines.  The following table reconciles cash operating costs, net of by-product revenue to AISC per payable silver ounce for the Q4 and 2021 and 2020:

	Q4 2021		Q4 2020		2021		2020
	GMC	Topia	GMC	Topia	GMC	Topia	GMC	Topia
Production costs (sales basis)	$4,085	$4,428	$5,016	$2,914	$21,348	$17,287	$15,757	$12,293
Smelting and refining charges	303	574	378	569	1,482	2,330	1,486	2,545
Revenue from custom milling	—	—	—	—	—	—	—	(34)
By-product revenues	(2,501)	(2,066)	(2,768)	(1,406)	(11,578)	(8,358)	(11,889)	(6,371)
Cash operating costs net of by-product revenue (A)	$1,887	$2,936	$2,626	$2,077	$11,252	$11,259	$5,354	$8,433
Lease liability payments	104	72	1	10	418	288	1	73
Accretion	143	104	31	18	459	372	56	56
Sustaining EE&D expenses	909	371	1,289	51	5,017	1,063	3,835	248
Sustaining capital expenditures	—	1,035	32	482	406	3,758	347	1,643
Care and maintenance costs	503	—	—	249	503	—	1,382	826
All-in sustaining costs (B)	$3,546	$4,518	$3,980	$2,887	$18,055	$16,740	$10,975	$11,278
Payable silver ounces sold (C)	108,352	146,959	117,430	98,593	475,808	663,706	501,622	571,087
Cash cost per payable silver ounce (A÷C)	$17.42	$19.98	$22.36	$21.07	$23.65	$16.96	$10.67	$14.77
AISC per payable silver ounce (B÷C)	$32.73	$30.74	$33.88	$29.28	$37.95	$25.22	$21.88	$19.75

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States “Private Securities Litigation Reform Act” of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver, lead and zinc; profit, operating costs and cash flows; grade improvements; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects, including its planned exploration and drilling program (metres drilled); plans to evaluate future financing opportunities, including equity and debt financing opportunities; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices, exchange rates, as well as fluctuations in ore grades and other operating factors; the outcome of legal proceedings; the impact of foreign currency exchange rates; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and or incorporated by reference to the consolidated financial statements for the year ended December 31, 2021 that may constitute forward-looking statements are:

Regarding Tucano:

●	expectations regarding the ongoing geotechnical control of UCS and related slope stability; including expectations regarding the Company’s remediation work at the UCS open pit, the costs of and time to complete such work, and the Company’s expectation of the resulting benefits;
●	expectations regarding the production profile for Tucano and its ability to meet production and cost guidance for 2022;
●	expectations regarding Tucano’s exploration potential, including regional and multiple in-mine and near-mine opportunities with the potential to extend the mine life by converting Mineral Resources to Mineral Reserves or discovering new Mineral Resources and its plans to target these opportunities;
●	expectations regarding the (i) potential for additional near-term gold production resulting from exploration activities at the URN pit; (ii) potential to develop the underground mine to supplement the open pit feed to the mill and expectations around the timeline for the studies in support of such decision, (iii) potential for high-grade mineralization at the URN open pit to allow extension of the mineable area of the pit and the related expectations of continuity of the underground zone; (iv) the estimated potential for the underground mine below the current URN open pit; and (v) whether Great Panther's exploration program will support a decision for the start-up of the underground project;
●	expectations regarding the results of planned exploration activities, including plans for further exploration drilling and infill drilling, that may not result in the discovery of new Mineral Resources/definition of Mineral Resources. Readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability;
●	expectation that the Company will be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano;
●	expectations that the Company plans to focus on continued Tucano optimization and exploration over the next 12 months;
●	expectations regarding capital and operating expenditures at Tucano; and
●	expectations regarding the ability to successfully onboard the new mining contractor and to achieve a smooth transition of mining contractors.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Regarding Topia:

●	expectations regarding continued mining and grade recoveries at Topia given the absence of Mineral Reserves;
●	expectations that the Phase II TSF can be operated as planned on the basis of positive results of monitoring without interruption;
●	expectations regarding the results of exploration programs at Topia in 2022; and
●	expectations regarding the Company’s ability to obtain permits for Phase II North extension.

Regarding the GMC:

●	expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in in the future and on favourable terms or that the Company will find other alternatives to maximize value from the GMC;
●	expectations that additional Mineral Resources may be identified at the GMC, including whether or not such Mineral Resources can be defined as Mineral Reserves, and expectations that these Mineral Resources can be mined without first completing a feasibility study and converting these Mineral Resources into Mineral Reserves;
●	expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC; and
●	expectations regarding the results of exploration programs at Guanajuato performed in 2021.

Regarding Coricancha:

●	expectations that pending proposals for modification of an approved closure plan will conclude with the approval of the MEM, which may also resolve any related fines or penalties;
●	expectations regarding the availability of funds to restart production, the timing of any production decision, and the ability to restart a commercially viable mine;
●	if applicable, expectations regarding the costs to restart Coricancha;
●	expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP, which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
●	expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations and the potential funding obligations under bonds posted with the MEM as security for closure and reclamation obligations;
●	opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA, which is preliminary in nature and is not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
●	expectations regarding the impact of the constitutional case and the consequence of the removal of the injunction and exposure of the Company to potential fines;
●	expectations regarding the reclamation process, including the timing and cost to complete required reclamation and the impact of Mine Closure Law introduced by the Peruvian government on August 18, 2021, and the potential impact, if any, on the Company’s liquidity; and
●	expectations regarding SUNAT’s claim for outstanding taxes.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

Regarding general operational and corporate matters:

●	expectation that the Company will be able to meet consolidated 2022 production and AISC guidance, including the assumptions related thereto;
●	expectations regarding the Company’s cash flows from operations in 2022;
●	expectations regarding access to capital and the Company’s ability to raise additional debt or equity including any sales under the ATM facility over the next 12 months to improve working capital, fund further expansion, mine development, capital investments and exploration programs for its operating mines, for acquisitions, working capital needs and to meet scheduled debt repayment obligations;
●	the Company’s plans to evaluate and pursue acquisition opportunities to complement its existing portfolio;
●	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil, Mexico or Peru;
●	estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;
●	estimates concerning reclamation and remediation obligations and the assumptions underlying such estimates;
●	expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans; and
●	expectations in respect of permitting and development activities; and
●	expectation the Company will be able to attract and maintain qualified key management personnel including the appointment of a permanent CEO.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

●	the assumptions underlying the Company’s revised 2022 production and AISC guidance continuing to be accurate;
●	continued operations at the Company’s mines for 2022 without significant interruption due to COVID-19 or any other reason;
●	continued operations at Tucano in accordance with the Company’s revised mine plan, including the expectations regarding the ongoing geotechnical control of UCS and planned pushback activities;
●	the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;
●	ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated;
●	currency exchange rates remaining as estimated, including the BRL to USD exchange rate of 5.35 used in the revised 2022 AISC guidance;
●	the Company will not be required to further impair Tucano as the current open-pit Mineral Reserves are depleted;
●	prices for energy inputs, labour, materials, supplies and services (including transportation);

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

●	all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms, including that the Company will receive an extension of its existing operating permit for Tucano in due course as this license officially expired in November 2021 but remains in full force and effect while the permitting authority completes its normal course review, and that the Company will successfully secure the necessary permits to allow the commencement of development activities for the URN underground project;
●	Tucano will be able to continue to use cyanide in its operations;
●	The Company will be successful in its federal appeal regarding, among other matters, the ban on the use of cyanide in respect of the Tucano operations and will be able to continue to use cyanide in its operations;
●	the Company will meet its production forecasts and generate the anticipated cash flows from operations for 2022 with the result that the Company will be able to meet its scheduled debt payments when due;
●	the accuracy of the information included or implied in the various published technical reports;
●	the geological, operational and price assumptions on which these technical reports are based;
●	the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;
●	the execution and outcome of current or future exploration activities;
●	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
●	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events and adverse weather conditions;
●	the assumption that the Mine Closure Law introduced by the Peruvian government on August 18, 2021 will not have a material impact on the Company’s liquidity;
●	the Company will be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano;
●	the Company will obtain permits for Phase II North extension at the Topia mine; and
●	the Company’s ability to maintain its stock exchange listings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

●	open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open-pit operations beyond 2023 as anticipated or maintain production levels consistent with past production as Mineral Reserves are depleted;
●	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;
●	the Company cannot provide assurance that there will not be interruptions to its operations in the future as a result of COVID-19 including: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies, including the risk of further shortages of purchased oxygen at Tucano which may reduce recovery rates and reduce throughput; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (viii) restrictions on operations imposed by governmental authorities; (ix) delays in permitting; and (x) the Company may not be able to modify its operations in order to maintain production, including the availability to modify work shifts at Tucano, if necessary;
●	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is: (i) unable to renew or extend existing credit facilities that become due, which may increase the need to raise new external sources of capital; or (ii) unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures;
●	planned exploration activities may not result in the conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;
●	the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations, and as a result, the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;
●	the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;
●	gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;
●	fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;
●	the Company may not be able to continue mining the UCS pit as planned and be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans, future revenue and financial condition;
●	challenging operational viability may result in production below the Company’s expectations from its Mexican operations;
●	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;
●	pushback activities intended to improve pit wall stability at the UCS open pit may not results in the expected benefits or make take longer of cost more to complete than initially anticipated, which could increase the Company’s costs and delay realization of revenues from UCS;
●	liabilities that the Company may incur may exceed the policy limits of its insurance coverage or may not be insurable, in which case the Company could incur significant costs that could adversely impact the Company’s business, operations, profitability, or value;
●	the Company may not be able to identify or complete acquisition opportunities or if completed that such acquisition will not be accretive to the Company, which could impact the long-term viability of the Company’s business;
●	management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;
●	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;
●	the potential for unexpected and excessive costs and expenses and the possibility of project delays could result in those projects becoming unviable or contributing less than expected value to the Company;
●	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner and on favourable terms, including the company’s Tucano operating permit which is currently under normal course review and the necessary permits to commence the development of the URN underground project could delay the Company’s ability to

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

continue its operations or to develop its exploration properties at a pace that allows the uninterrupted extension of the mine life at Tucano;
●	changes in laws, regulations and government practices in the jurisdictions in which the Company operates;
●	the inability to operate the Topia Phase II TSF as planned, and to obtain permits for Phase II northern extension to increase capacity an additional two years; diminishing quantities or grades of mineralization as properties are mined;
●	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters could negatively impact the Company’s production;
●	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability could negatively impact Company’s cash flow generation capability;
●	cash flows may vary, and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;
●	an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan could result in reclamation costs exceeding the amounts estimated or the amounts that Nyrstar has agreed to reimburse;
●	fines, penalties, regulatory actions or charges against the Company’s Coricancha subsidiary arising from the removal of the injunction, including the potential for cumulative fines and penalties outside the control of the Company and its subsidiary may adversely impact the Company’s liquidity;
●	reclamation costs exceed the amounts estimated and exceed the amount which Nyrstar has agreed to reimburse;
●	counterparties may fail to perform their contractual obligations, including risk that Nyrstar is unable to fund its indemnity obligations under the agreements related to the acquisition of Coricancha, as such have been amended from time to time, and the guarantors thereunder do not have the necessary financial resources to discharge their obligations under the guarantees;
●	litigation risk, including the risk that the Company will not be successful in resolving its existing litigation or that it will become subject to further litigation in the future which could increase the Company’s costs associated with these claims;
●	GPC may ultimately be found liable for approximately $20 million in unpaid taxes of the leasing company that sold the Coricancha mining assets to GPC in March 2006 and this could have a material impact on the Peruvian subsidiary’s financial position;
●	the risk that the Company will not be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano and that payment of the fines has an adverse impact on the Company’s liquidity;
●	the risk that the loss of any key personnel may have a material adverse effect on the Company, its business and its financial position; and
●	the risk that the Company does not maintain its listing on the exchanges where it trades and that any delisting may have a material impact on the liquidity of its stock and its ability to raise capital.

and other risks and uncertainties, including those described in respect of Great Panther in its most recent AIF, and subsequent material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain. Actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled “Risk Factors” in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “US Exchange Act”). These amendments became effective on February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which have been rescinded. As a “foreign private issuer” that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC now recognizes estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Resources that the Company may report as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43‐101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” that the Company reports are or will be economically or legally mineable.

Further, “Inferred Mineral Resources” have a lower level of confidence than that applied to an “Indicated Mineral Resource”, must not be converted to a Mineral Reserve and there is a deal of uncertainty as to their existence and as to whether they can be mined legally or economically. However, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian securities laws, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43‐101.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in-place tonnage and grade without reference to unit measures.

GREAT PANTHER MINING LIMITED
Management’s Discussion & Analysis